SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT

PURSUANT TO RULE 477

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

14315 West Hardy Road

Houston, Texas 77060

(281) 847-0029

Pursuant to Rule 477, promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”), North American Technologies Group, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Commission withdraw the Registrant’s Registration Statement on Form SB-2, Commission File No. 333-114356 (the “Registration Statement”). The purpose of the Registration Statement was to register the resale of certain of the outstanding shares of common stock, $.001 par value (“Common Stock”), of the Registrant, as well as the resale of shares of Common Stock issuable upon exercise or conversion of certain outstanding securities. The Registrant has undergone two changes in control since the filing of the Registration Statement. In addition, the Common Stock has been delisted by the Nasdaq SmallCap Market since the filing of the Registration Statement. Consequently, the Registrant has abandoned registering the resale of such securities at this time. No securities were sold in connection with the offering contemplated by the Registration Statement.

In witness whereof, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2005	NORTH AMERICAN TECHNOLOGIES GROUP, INC.

	By:	/S/ HENRY W. SULLIVAN
Henry W. Sullivan Chief Executive Officer